FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing matters that were agreed upon in the Extraordinary General Shareholders Meeting, held on January 20, 2011.

Santiago, January 20, 2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

                Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Extraordinary Shareholders Meeting held on January 20th, 2011 it was agreed to increase the Bank’s capital in the amount of Ch$240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, “Banco de Chile-S” series.

The price of the issuance of the shares will be set by the Board of Directors within a period of 120 days following the aforementioned Shareholders Meeting according to the terms and conditions agreed upon on therein, having in consideration the market price of the Bank’s shares.

With such purpose, in the event that the Board of Directors reach an agreement to open a procedure called Orders Book Auction (Subasta de un Libro de Ordenes), before de ordinary preferential right offering period, according to Section 2.4 A of the Santiago Stock Exchange Share Operations Manual (Manual de Operaciones en Acciones de la Bolsa de Comercio de Santiago),  in order to receive offers to purchase shares whose preferential right to underwrite shares are eventually waived at the beginning of the ordinary preferential right offering period and such procedure is declared to be successful, the placement price for the ordinary preferential right offering period and special period, shall be set by the Board of Directors, having in consideration the offers received during the aforementioned period.

If the procedure previously mentioned  has not been performed or it was not successful, then the placement price of the cash shares shall be directly determined by the Board of Directors, in accordance to the market price of the Bank’s shares and in that case, such price shall not be more nor less than 10% of the average closing stock market price for Banco de Chile shares in a period of 30 market business days prior to the determination.

Likewise, it was agreed that the shares shall be offered to the shareholders pursuant the Law and the remaining shares in the capital markets of Chile or eventually offshore, in the terms and conditions the Board of Directors determines.

On the other hand, in the aforementioned Shareholders Meeting it was informed that the principal shareholder LQ Inversiones Financieras S.A., has informed by means of an essential information its intention to waive to its preferential right to underwrite shares during the ordinary preferential offering period in the present capital increase.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2011

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO